August 20, 2025

Frank V. Saracino
Chief Financial Officer
BrightSpire Capital, Inc.
590 Madison Avenue, 33rd Floor
New York, NY 10022

       Re: BrightSpire Capital, Inc.
           Form 10-K for the year ended December 31, 2024
           File No. 001-38377
Dear Frank V. Saracino:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction